UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Title of Exhibit
99.1	Magic Software Reports First Quarter 2021 Financial Results

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: May 10, 2021

2

Exhibit 99.1

PRESS RELEASE

Magic Software Reports First Quarter 2021 Financial Results

Or Yehuda, Israel, May 10, 2021 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the first quarter ended March 31, 2021.

Summary Results for First Quarter 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q1 2021	Q1 2020	% Change		Q1 2021	Q1 2020	% Change
Revenue	$107.3	$85.2	25.9%		$107.3	$85.2	25.9%
Gross Profit	$30.2	$25.2	19.8%		$31.7	$26.7	18.6%
Gross Margin	28.1%	29.6%	(150	)bps	29.6%	31.4%	(180	)bps
Operating Income	$12.2	$8.7	39.6%		$15.0	$11.0	36.6%
Operating Margin	11.4%	10.3%	110	bps	14.0%	12.9%	110	bps
Net Income (*)	$7.5	$5.9	28.9%		$10.3	$9.4	9.5%
Diluted EPS	$0.15	$0.12	25.0%		$0.21	$0.19	10.5%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Quarter Ended March 31, 2021

●	Revenues for the first quarter ended March 31, 2021 increased 25.9% to $107.3 million compared to $85.2 million in the same period last year.

●	Operating income for the first quarter ended March 31, 2021 increased 39.6% to $12.2 million compared to $8.7 million in the same period last year.

●	Non-GAAP operating income for the first quarter ended March 31, 2021 increased 36.6% to $15.0 million compared to $11.0 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the first quarter ended March 31, 2021 increased 28.9% to $7.5 million, or $0.15 per fully diluted share, compared to $5.9 million, or $0.12 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic’s shareholders for the first quarter ended March 31, 2021 increased 9.5% to $10.3 million, or $0.21 per fully diluted share, compared to $9.4 million, or $0.19 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first quarter ended March 31, 2021 amounted to $15.9 million compared to $13.1 million in the same period last year.

●	As of March 31, 2021, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $100.8 million.

●	Magic Software increases its 2021 revenue guidance to a range of $425 to $435 million from its prior range of $420 to $430 million, reflecting annual growth of 13.5% to 17.2%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “Our Solid execution in the first quarter delivered 26% revenue growth, and our non-GAAP operating margin increased to 14.0% from 12.9% in the same period last year. Our revenue growth in the first quarter validates our strategy of building a broad business portfolio, which provides the foundation for our continued solid performance and growth. With a strategic focus, increasing global market demand for digital transformations and the steps we have taken over the past year to streamline our business activity, Magic Software is well positioned for continued strong financial performance.”

Conference Call Details

Magic’s management will host a conference call on Monday, May 10, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs relates to acquisition of new businesses

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests;

●	Change in deferred tax assets on carry forward tax losses;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2021	2020
	Unaudited
Revenues	$107,298	$85,208
Cost of revenues	77,109	60,016
Gross profit	30,189	25,192
Research and development, net	2,196	2,174
Selling, marketing and general and administrative expenses	15,785	14,272
Total operating costs and expenses	17,981	16,446
Operating income	12,208	8,746
Financial expenses (income), net	1,146	(517)
Income before taxes on income	11,062	9,263
Taxes on income	2,270	1,988
Net income	$8,792	$7,275
Net income attributable to redeemable non-controlling interests	(731)	(324)
Net income attributable to non-controlling interests	(518)	(1,098)
Net income attributable to Magic’s shareholders	$7,543	$5,853

Net earnings per share attributable to Magic’s shareholders :
Basic	$0.15	$0.12
Diluted	$0.15	$0.12

Weighted average number of shares used in computing net earnings per share
Basic	49,035	48,958
Diluted	49,082	49,046

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2021		2020
	Unaudited

Revenues	$107,298	100%	$85,208	100%
Gross profit	31,713	29.6%	26,748	31.4%
Operating income	14,984	14.0%	10,971	12.9%
Net income attributable to Magic’s shareholders	10,268	9.6%	9,377	11.0%

Basic earnings per share	$0.21		$0.19
Diluted earnings per share	$0.21		$0.19

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2021	2020
	Unaudited
GAAP gross profit	$30,189	$25,192
Amortization of capitalized software and acquired technology	1,369	1,288
Amortization of other intangible assets	155	268
Non-GAAP gross profit	$31,713	$26,748

GAAP operating income	$12,208	$8,746
Gross profit adjustments	1,524	1,556
Amortization of other intangible assets	1,580	1,240
Capitalization of software development	(824)	(844)
Acquisition-related costs	5	273
Stock-based compensation	491	-
Non-GAAP operating income	$14,984	$10,971

GAAP net income attributable to Magic’s shareholders	$7,543	$5,853
Operating income adjustments	2,776	2,225
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(165)	-
Changes in unsettled fair value of contingent consideration related to acquisitions	437	773
Deferred taxes on the above items	(323)	526
Non-GAAP net income attributable to Magic’s shareholders	$10,268	$9,377

Non-GAAP basic net earnings per share	$0.21	$0.19
Weighted average number of shares used in computing basic net earnings per share	49,035	48,958

Non-GAAP diluted net earnings per share	$0.21	$0.19
Weighted average number of shares used in computing diluted net earnings per share	49,135	49,046

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2021	2020
	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,562	$88,127
Short-term bank deposits	289	289
Marketable securities	1,185	1,238
Trade receivables, net	113,867	111,059
Other accounts receivable and prepaid expenses	11,423	10,513
Total current assets	224,326	211,226

LONG-TERM RECEIVABLES:
Severance pay fund	4,449	4,673
Deferred tax assets	6,048	6,397
Operating lease right-of-use assets	24,059	24,509
Other long-term receivables	2,982	3,211
Other long-term deposits	1,796	2,296
Total long-term receivables	39,334	41,086

PROPERTY AND EQUIPMENT, NET	6,043	5,988
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	185,307	189,086

TOTAL ASSETS	$455,010	$447,386

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$11,103	$11,529
Trade payables	14,855	14,250
Accrued expenses and other accounts payable	55,152	41,846
Current maturities of operating lease liabilities	3,869	3,413
Liabilities due to acquisition activities	4,925	4,998
Deferred revenues and customer advances	13,667	8,793
Total current liabilities	103,571	84,829

NON-CURRENT LIABILITIES:
Long-term debt	11,910	13,352
Deferred tax liability	16,876	17,639
Long-term operating lease liabilities	20,201	21,109
Long-term liabilities due to acquisition activities	9,549	10,926
Accrued severance pay	5,299	5,545
Total non-current liabilities	63,835	68,571

REDEEMABLE NON-CONTROLLING INTERESTS	24,805	24,980

EQUITY:
Magic Software Enterprises equity	254,239	260,431
Non-controlling interests	8,560	8,575
Total equity	262,799	269,006

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$455,010	$447,386

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the three months ended March 31,
	2021	2020
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$8,792	$7,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,505	3,011
Stock-based compensation	491	-
Change in deferred taxes, net	(290)	97
Amortization of marketable securities premium and accretion of discount	54	43
Net change in operating assets and liabilities:
Trade receivables, net	(5,007)	1,871
Other long-term and short-term accounts receivable and prepaid expenses	(319)	143
Trade payables	824	152
Exchange rate of loans	(564)	(688)
Accrued expenses and other accounts payable	3,218	33
Deferred revenues	5,162	1,190
Net cash provided by operating activities	15,866	13,127

Cash flows from investing activities:

Capitalized software development costs	(823)	(844)
Purchase of property and equipment	(510)	(488)
Cash paid in conjunction with acquisitions, net of acquired cash	-	(727)
Proceeds from maturity and sale of marketable securities	-	3,159
Investment in short-term bank deposits	-	(30)
Net cash provided by (used in) investing activities	(1,333)	1,070

Cash flows from financing activities:

Proceeds from exercise of options by employees	-	61
Dividend paid	-	(55)
Dividend paid to non-controlling interests	(207)	-
Dividend paid to redeemable non-controlling interests	-	(923)
Purchase of redeemable non-controlling interest	-	(15,046)
Payments of deferred and contingent consideration related to acquisitions	(2,752)	-
Short-term and long-term loans received	210	-
Repayment of short-term and long-term loans	(1,166)	(1,971)
Net cash used in financing activities	(3,915)	(17,934)

Effect of exchange rate changes on cash and cash equivalents	(1,183)	(1,542)

Increase (decrease) in cash and cash equivalents	9,435	(5,279)
Cash and cash equivalents at the beginning of the period	88,127	81,915
Cash and cash equivalents at end of the period	$97,562	$76,636